FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-55386

                                  $850,000,000

                               OMNICOM GROUP INC.
                     Liquid Yield Option(TM) Notes Due 2031
                              (Zero Coupon-Senior)

                  PROSPECTUS SUPPLEMENT DATED FEBRUARY 12, 2003
                      TO PROSPECTUS DATED FEBRUARY 26, 2001

      The selling securityholders table on page 30 of the prospectus is hereby further amended to update the information to include the following entity as a selling securityholder in the prospectus and to list its total amount of Liquid Yield Option(TM) Notes due 2031:

                                               AGGREGATE
                                            PRINCIPAL AMOUNT                           COMMON            COMMON
                                              OF NOTES AT         PERCENTAGE           STOCK             STOCK
                                             MATURITY THAT         OF NOTES        OWNED PRIOR TO      REGISTERED
NAME                                          MAY BE SOLD         OUTSTANDING        CONVERSION         HEREBY(1)
----                                        ----------------      -----------      --------------      ----------
D.E. Shaw Investment Group, L.P.(2)           $  800,000             *                   --               7,272
D.E. Shaw Valence Portfolios, L.P.(3)         $3,200,000             *                   --              29,088

* Less than 1%

----------
(1) Assumes conversion of all the holder's LYONs at a conversion rate of 9.09 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of the LYONs -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Based on information provided to us by the selling securityholder, the selling securityholder also beneficially owns an additional $8,600,000 principal amount at maturity of LYONs, which are convertible into 78,174 shares of our common stock. These additional LYONs, together with the amount of LYONs registered hereby, represent in the aggregate approximately 1.1% of the total LYONs outstanding.

(3) Based on information provided to us by the selling securityholder, the selling securityholder also beneficially owns an additional $34,400,000 principal amount at maturity of LYONs, which are convertible into 312,696 shares of our common stock. These additional LYONs, together with the amount of LYONs registered hereby, represent in the aggregate approximately 4.4% of the total LYONs outstanding.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements of amendments to this prospectus.